Gibson, Dunn & Crutcher LLP 200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000 www.gibsondunn.com

Saee Muzumdar
Direct: +1 212.351.3966
Fax: +1 212.351.6265
SMuzumdar@gibsondunn.com

March 8, 2023

VIA ELECTRONIC TRANSMISSION

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Xylem Inc. Registration Statement on Form S-4

To Whom It May Concern:

On behalf of Xylem Inc., an Indiana corporation (the “Company”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR a Registration Statement on Form S-4 (the “Registration Statement”) relating to a proposed merger (the “Merger”) of the Company’s subsidiary, Fore Merger Sub, Inc., a Delaware corporation, with and into Evoqua Water Technologies Corp., a Delaware corporation (“Evoqua”). Pursuant to the Merger, the Company will issue shares of its common stock, par value $0.01 per share, to the holders of outstanding shares of common stock, par value $0.01 per share, of Evoqua, as described in the Registration Statement.

In connection with the filing of the Registration Statement today, the Company has wired the required registration fee set forth on Exhibit 107 to the Registration Statement to the account of the SEC. The filing fee is based on the proposed maximum aggregate offering price set forth on such Exhibit, which was calculated in accordance with Rule 457(c) and Rule 457(f)(1) and (3) under the Securities Act of 1933, as amended.

Please direct any questions or comments regarding this filing to the undersigned at (212) 351-3966 or via e-mail at smuzumdar@gibsondunn.com.

Very truly yours, /s/ Saee Muzumdar Saee Muzumdar

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